Item 77C for Deutsche Money Market VIP (a series of Deutsche Variable Series II)

A special Meeting of Shareholders (the "Meeting") of Deutsche Money Market VIP (the "Fund") was called to order on December 21, 2015 at the offices of Deutsche Investment Management Americas
Inc., 345 Park Avenue, New York, New York
10154. At the Meeting, the following matter was voted upon by the shareholders of the Fund (the resulting votes are presented below).

1.	Approval of a Revised Fundamental
Investment Policy Relating to
Concentration.


Number of Votes:
For		  86,960,739
Against		  1,533,144
Abstain		  6,719,138
Broker Non-Votes* 0.00

*	Broker non-votes are proxies received by the
funds from brokers or nominees when the
broker or nominee neither has received
instructions from the beneficial owner or other persons entitled to vote nor has discretionary power to vote in a particular matter.